FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

Exhibit 1	Filing letter dated March 14, 2008

Exhibit 2	Amended 2007 Audited Consolidated Financial Statements for the periods ended December 31, 2007, 2006 and 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: March 18, 2008	By:	/s/Mario Paradis
Mario Paradis
Senior Vice President, Administrative and
Legal Affairs and Corporate Secretary